UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Name of Subject Company)

KAYDON CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

486587 108

(CUSIP Number of Class of Securities)

Debra K. Crane

Vice President, Administration and Secretary

Kaydon Corporation

Suite 300, 2723 South State Street

Ann Arbor, Michigan 48104

(734) 747-7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe

Paul Hastings LLP

1170 Peachtree St., Suite 100

Atlanta, GA 30309

(404) 815-2287

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Atlas Management, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary Dublin Acquisition Sub Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the outstanding shares of Kaydon Corporation’s common stock, par value $0.10 per share, at a purchase price of $35.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 16, 2013, and in the related Letter of Transmittal, as required by the Agreement and Plan of Merger, dated as of September 5, 2013, by and among Kaydon Corporation, Parent and Acquisition Sub.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting, immediately before the subsection entitled “Forward-Looking Statements,” the following two new subsections:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 11:59 p.m., New York City time, on October 15, 2013. Computershare Trust Company, N.A., the depositary, has advised that, as of that time 25,463,526 shares of Company Common Stock had been validly tendered and not properly withdrawn in the Offer, representing approximately 77.1% of the shares of Company Common Stock outstanding on a fully diluted basis. All shares of Company Common Stock that were validly tendered into the Offer and not properly withdrawn have been accepted for payment by Acquisition Sub.

Parent is expected to consummate the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL on October 16, 2013. The Company Common Stock will no longer be listed on the New York Stock Exchange, and will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC on account of the Company Common Stock.

On October 16, 2013, SKF issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(H) to the Schedule TO-T and incorporated herein by reference.

Expiration of the “Go Shop” Period

As previously disclosed, the Merger Agreement provides for a 40 day “go shop” period, during which the Company was permitted to solicit, whether publicly or otherwise, competing offers from third parties, grant a waiver of or terminate any “standstill” or similar obligation of any third party with respect to the Company or any of its subsidiaries, and engage in discussions and negotiations with, and furnish non-public information relating to the Company and its subsidiaries and afford access to the books and records of the Company and its subsidiaries to any third party, each in connection with a competing proposal, subject to certain restrictions in the Merger Agreement. The Merger Agreement also provided that within one business day of the end of the “go shop” period, the Company must provide Parent with a list of “Excluded Parties,” which means any party that submitted a written proposal during the “go-shop” period that remains pending and that the Company determined either constitutes or could reasonably be expected to constitute a superior proposal. The “go shop” period expired on October 15, 2013. During the “go shop” period, the Company and its financial advisor, Barclays, under the direction of the Board, undertook a broad solicitation effort, contacting 63 potential acquirers believed to have potential strategic or financial interest in an alternative transaction to the announced Merger Agreement. These contacts resulted in two parties negotiating and entering into confidentiality agreements with the Company and receiving access to certain due diligence materials. None of the prospective buyers contacted during the “go shop” period submitted an alternative acquisition proposal, and no other person has made an unsolicited proposal. Accordingly, no third party has been qualified as an “Excluded Party” for purposes of the Merger Agreement.”

I-1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAYDON CORPORATION

By:	/s/ Debra K. Crane
Name:	Debra K. Crane
Title:	Vice President, Administration and Secretary

Dated: October 16, 2013